SEC FILE NUMBER 001-033093
CUSIP NUMBER 53220K504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ligand Pharmaceuticals Incorporated

Full Name of Registrant

N/A

Former Name if Applicable

11119 North Torrey Pines Road, Suite 200

Address of Principal Executive Office (Street and Number)

La Jolla California, 92037

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Ligand Pharmaceuticals Incorporated (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 within the prescribed time period and is currently unable to estimate the exact date on which such filing will occur.

As discussed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2012, the Company is in the process of restating its financial statements for the year ended December 31, 2011, the quarters ended March 31, 2012 and March 31, 2011, June 30, 2012 and June 30, 2011 and September 30, 2011 as a result of the determination that errors were associated with formulas within a spreadsheet as well as agreements relating to Captisol-enabled® clopidogrel (licensed to The Medicines Company), in particular with respect to assumptions for the calculation of fair value of the contingent liability related to what the Company potentially owes Prism Pharmaceuticals (now Baxter International) and Cydex Contingent Value Right holders out of the total proceeds due from The Medicines Company.

Because the Company is in the process of restating its financial statements, the Company has not been able to complete its financial statements for the quarter ended September 30, 2012. The Company does not expect to file its Form 10-Q for the quarter ended September 30, 2012 until the restatement process has been completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Berkman	(858) 550-7835
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2012, the Company is in the process of restating its financial statements for the year ended December 31, 2011, the quarters ended March 31, 2012 and March 31, 2011, June 30, 2012 and

June 30, 2011 and September 30, 2011. Until completion of the restatement process, the Company will not be in a position to provide a reasonable estimate of the changes in the results of operations for the quarter ended March 31, 2011 to the quarter ended June 30, 2012.

Ligand Pharmaceuticals Incorporated

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 9, 2012	By:	/s/ Charles S. Berkman
Charles S. Berkman Vice President, General Counsel and Secretary